Exhibit 99.1

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No.’s 333-13962, 333-127943, 333-140955, 333-183891, 333-183892 and 333-183893 on Form S-8 and No. 333-175033 on Form F-10 of Canadian Pacific Railway Limited, and Registration Statement No. 333- 175032 on Form F-9 of Canadian Pacific Railway Company and to the use of our reports dated March 12, 2013 relating to the consolidated financial statements of Canadian Pacific Railway Limited and the effectiveness of Canadian Pacific Railway Limited’s internal control over financial reporting, appearing in this Annual Report on Form 40-F for the year ended December 31, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Calgary, Canada

March 12, 2013